UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 ____________________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

 ____________________________________________

INDIVIOR PLC
(Name of Issuer)
Ordinary Shares, $0.50 nominal value per share
(Title and Class of Securities)
G4766E116
(CUSIP Number)
Lawrence V. Palermo
Two Seas Capital LP
32 Elm Place, 3rd Floor
Rye, NY 10580
(646) 420-4504
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 28, 2024
(Date of Event Which Requires Filing of Statement)

____________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D
CUSIP No. G4766E116

(1)	Name of Reporting Persons: Two Seas Capital LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,555,139
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,555,139
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,555,139
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.97% (1)
(14)	Type of Reporting Person (See Instructions): PN, IA

(1)
 Based on 135,916,515 Ordinary Shares of Indivior PLC (the “Issuer”) outstanding as of March 27, 2024, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on March 28, 2024.

Schedule 13D
CUSIP No. G4766E116

(1)	Name of Reporting Persons: Two Seas Capital GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,555,139
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,555,139
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,555,139
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.97% (1)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Based on 135,916,515 Ordinary Shares of the Issuer outstanding as of March 27, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on March 28, 2024.

Schedule 13D
CUSIP No. G4766E116

(1)	Name of Reporting Persons: Sina Toussi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,555,139
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,555,139
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,555,139
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.97% (1)
(14)	Type of Reporting Person (See Instructions): HC, IN

(1)	Based on 135,916,515 Ordinary Shares of the Issuer outstanding as of March 27, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on March 28, 2024.

 AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Two Seas Capital LP (“TSC”), Two Seas Capital GP LLC (“TSC GP”) and Sina Toussi on October 2, 2023.  This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the 12,590,046 Ordinary Shares directly held by the Litigation Fund reported herein was approximately $116,862,660. The aggregate purchase price of the 965,093 Ordinary Shares directly held by the Global Fund reported herein was approximately $12,996,181. The Ordinary Shares directly held by the Funds were purchased with the working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and proceeds from the Credit Facility for the Litigation Fund, provided by UBS, pursuant to the Credit Facility Agreement. All Ordinary Shares reported herein were purchased in open market transactions through a broker other than 5,200,000 Ordinary Shares purchased by the Litigation Fund and 300,000 Ordinary Shares purchased by the Global Fund in a private transaction with a third party investor on June 16, 2022.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Reporting Persons plan to execute an in-kind distribution of Ordinary Shares from the Litigation Fund to certain members of the Litigation Fund with an effective date as of March 31, 2024 (the “In-Kind Distribution”).  The number of Ordinary Shares of the Issuer anticipated to be distributed pursuant to the In-Kind Distribution represents less than 0.25% of the Issuer’s outstanding Ordinary Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 135,916,515 Ordinary Shares of the Issuer outstanding as of March 27, 2024, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on March 28, 2024. The information in Item 3 regarding the number of Ordinary Shares held by the Funds is incorporated herein by reference.

The Funds have delegated to TSC sole voting and investment power over the securities held by the Funds pursuant to their respective Investment Management Agreements with TSC. As a result, each of TSC, TSC GP, as the general partner of TSC, and Mr. Toussi, as Chief Investment Officer of TSC and Managing Member of TSC GP, may be deemed to exercise voting and investment power over the Ordinary Shares directly held by the Funds. The Funds specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with TSC.

(c) Transactions by the Reporting Persons (on behalf of the Funds) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Funds, each of which are investment management clients of TSC. The limited partners of (or investors in) each of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Global Fund has entered into cash-settled swaps which represent economic exposure comparable to a notional interest in 1,171,572 Ordinary Shares (representing economic exposure comparable to approximately 0.9% of the outstanding Ordinary Shares) with Jefferies Financial Products, LLC and cash-settled swaps which represent economic exposure comparable to a notional interest in 311,421 Ordinary Shares (representing economic exposure comparable to approximately 0.2% of the outstanding Ordinary Shares) with Goldman Sachs International.  Under the terms of the swaps, (i) the Global Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of Ordinary Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Global Fund any positive price performance of the specified notional number of Ordinary Shares subject to the swaps as of the expiration date of the swaps.  All balances will be settled in cash. The swaps do not give the Reporting Persons or Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any Ordinary Shares that may be referenced in the swap contracts or Ordinary Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 29, 2024

TWO SEAS CAPITAL LP

By:	Two Seas Capital GP LLC, its general partner

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member

TWO SEAS CAPITAL GP LLC

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member
SINA TOUSSI

By:	/s/ Sina Toussi

SCHEDULE A
TRANSACTIONS
The following table sets forth all transactions by the Reporting Persons (on behalf of the Funds) with respect to the Ordinary Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 28, 2024. Except as otherwise noted below, all such transactions were purchases or sales of Ordinary Shares effected in the open market, and the table excludes commissions paid in per share prices.

Amount Purchased/(Sold)	Price Per Share (£) (or $ if noted below)	Date of Purchase/Sale
TWO SEAS GLOBAL (MASTER) FUND LP

50,000	13.7133	02/19/2024
75,000	13.4658	02/19/2024
(100,000)	15.0002	02/22/2024
(17,493)	15.9150	02/22/2024
(26,239)	16.3698	02/22/2024
(3,144)	$23.0525	03/01/3024
35,000	17.3227	03/04/2024
1,275	17.0229	03/06/2024
(13,022)	$22.1297	03/07/2024
15,000	16.8033	03/08/2024
(11,389)	16.9813	03/27/2024

TWO SEAS LITIGATION OPPORTUNITIES FUND LLC

(82,507)	15.9150	02/22/2024
(123,761)	16.3698	02/22/2024
(93,750)	16.8436	02/23/2024
(3,037)	17.1821	02/26/2024
(17,500)	17.25	02/27/2024
(3,144)	$23.0525	03/01/2024
83,926	16.7113	03/08/2024
20,938	16.5028	03/11/2024
25,000	16.3390	03/13/2024
(58,611)	16.9813	03/27/2024
100,000	17.14	03/28/2024
(8,296)	17.1035	03/28/2024